Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Andeavor Logistics LP
Commission File No.: 001-35143

The following are excerpts of remarks relating to the proposed transaction between MPLX LP and Andeavor Logistics LP presented during a conference call held by Marathon Petroleum Corporation, and made available for replay, on its website on May 8, 2019.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (MPLX) and Andeavor Logistics LP (ANDX). These forward-looking statements relate to, among other things, the proposed acquisition of ANDX by MPLX and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX’s or ANDX’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPLX and ANDX on the proposed terms and timetable; the ability to satisfy various conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals for the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated opportunities and any other synergies from or anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDX or MPLX; the amount and timing of future distributions; negative capital market conditions, including an increase of the current yield on common units; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and access to debt on commercially reasonable terms, and the ability to successfully execute business plans, growth strategies and self-funding models; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; continued/further volatility in and/or degradation of market and industry conditions; changes to the expected construction costs and timing of projects and planned investments, and the ability to obtain regulatory and other approvals with respect thereto; completion of midstream infrastructure by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of Marathon Petroleum Corporation’s (MPC) obligations under MPLX’s and ANDX’s commercial agreements; modifications to financial policies, capital budgets, and earnings and distributions; the ability to manage disruptions in credit markets or changes to credit ratings; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations and/or enforcement actions initiated thereunder; adverse results in litigation; other risk factors inherent to MPLX’s and ANDX’s industry; risks related to MPC; and the factors set forth under the heading “Risk Factors” in MPLX’s and

ANDX’s respective Annual Reports on Form 10-K for the year ended Dec. 31, 2018, filed with the Securities and Exchange Commission (SEC).

Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; disruption from the Andeavor transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; risks as set forth above related to the acquisition of ANDX by MPLX; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; the ability to manage disruptions in credit markets or changes to credit ratings; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute business plans and to effect any share repurchases or dividend increases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX or ANDX; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the SEC.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final consent statement/prospectus will be sent to unitholders of ANDX. Investors and security holders will be able to obtain these documents free of charge at the SEC’s website, www.sec.gov, from ANDX at its website, http://ir.andeavorlogistics.com, or by contacting ANDX’s Investor Relations at (419) 421-2414, or from MPLX at its website, http://ir.mplx.com, or by contacting MPLX’s Investor Relations at (419) 421-2414.

Participants in Solicitation

MPLX, ANDX, MPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information concerning MPLX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning ANDX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning MPC’s executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information about MPC’s directors is set forth in its Definitive Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2019. Investors and security holders will be able to obtain the documents free of charge from the sources indicated above, and with respect to MPC, from its website, https://www.marathonpetroleum.com/Investors, or by contacting MPC’s Investor Relations at (419) 421-2414. Additional information regarding the interests of such participants in the solicitation of consents in respect of the proposed transaction will be included in the registration statement and consent statement/prospectus and other relevant materials to be filed with the SEC when they become available.

REMARKS

Kristina A. Kazarian
Vice President-Investor Relations, Marathon Petroleum Corporation

Welcome to the Marathon Petroleum Corporation's first quarter 2019 earnings conference call. The slides that accompany this call can be found on our website at marathonpetroleum.com under the Investor Center tab. On the call today are Gary Heminger, Chairman and CEO; Greg Goff, Executive Vice Chairman; Tim Griffith, CFO; Don Templin, President of Refining, Marketing and Supply; Mike Hennigan, President of MPLX; as well as other members of the executive team.

We invite you to read the Safe Harbor statements on slide 2. It's a reminder that we will be making forward- looking statements during the call and during the question-and-answer session. Actual results may differ materially from what we expect today. Factors that could cause actual results to differ are included there, as well as in our filings with the SEC. Slide 2 also contain additional information related to the proposed MPLX transaction. Investors and security holders are encouraged to read the consent statement and registration statement to be filed with the SEC, as well as other relevant documents filed with the SEC.

Now, I will turn the call over to Gary Heminger for some opening remarks and highlights on slide 3.

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Gary R. Heminger
Chairman and Chief Executive Officer, Marathon Petroleum Corporation

With our Midstream business, we continue to see a tremendous opportunity set. Earlier this morning, MPLX announced it had entered into a definitive merger agreement to acquire ANDX. Details on the transaction were provided this morning and we encourage you to read the deal announcement press release for more information.

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Michael J. Hennigan
President, MPLX LP

Thanks. We continue to see tremendous opportunity set across our midstream portfolio. We have recently progressed on several key midstream projects across our companies, first today, MPLX announced its participation in the Wink to Webster crude pipeline. Although our prior project had sufficient commitments, we made the decision to join this project to enhance our capital efficiency and achieve a much higher return.

Second, MPLX completed a binding open season on Capline pipeline which is partially owned by MPC. We received significant shipper interest for both light and heavy crude providing the opportunity to move forward with plans to start light oil deliveries in September 2020 and heavy oil deliveries in 2022. This project will allow Cushing supply to reach the Eastern Gulf and open the ability to export crude via the Louisiana Offshore Oil Port commonly referred to as LOOP.

Third, at the MPC level, the Gray Oak project where we have a 25% ownership remains on track to come on line in the fourth quarter of this year.

Last, as Gary mentioned, early this morning, MPLX announced that it reached an agreement to acquire ANDX. We are incredibly excited about the announcement. This deepens our presence in the Permian, has natural synergies and integration with MPC's refining business, and it creates tremendous opportunity to expand the logistics platform in our key focus regions of the U.S.

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QUESTION AND ANSWER SECTION

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Manav Gupta

And a quick follow up, guys. On your Analyst Day, one of the slides kind of highlighted that in 2019 and 2020 you expect close to $1.9 billion in cash to be kicked back from the Midstream to the parent. And given the deal announcement today morning, I did my quick math. So I was still coming very close to $1.9 billion. I'm just trying to understand is that still the number that you expect the Midstream company of the business to give it back to you in terms of cash returns?

Timothy T. Griffith
Senior Vice President and Chief Financial Officer Marathon Petroleum Corporation

Yeah, Manav, it's Tim. Obviously the guidance on distributions back was based on sort of standalone with the combination there could be some adjustments to it. And again we're not going to sort of guide to it but there is certainly by way of a combination less distributions that would be made out of what would have been the ANDX system. So there's probably some adjustment offset by what the distribution outlook as we as we set that for 2020 which we're not doing at this time. So I don't think we're concerned at all about any degradation of cash flow coming from MLP distributions and its impact on MPC's capital or return plans.

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Doug Leggate

Hi. Good morning, everybody. Gary, the MPLX deal addresses one element of complexity, one could argue, but I think in your prior conversations, prior remarks you've made this. You remained quite unhappy with the way the overall MLP has traded by way its yield today, which I think you're still one of the highest in the space. What can you do next now that you've simplified this part of the structure? Any thoughts on how you can improve the market reception to what is now one of the most attractive yields in the space?

Gary R. Heminger
Chairman and Chief Executive Officer, Marathon Petroleum Corporation

Sure, Doug. You know, the conversation for the last six months has been the overhang of having two MLPs and the overhang not only on MPLX, but therefore the overhang that then translates into MPC. So we just announced the transaction this morning. We will see over time here how things move. We've talked with the market over time that you know we continue to look at if the C-corp structure makes sense, does some other structure make sense. But I think that you know give it some time here, this overhang should come out of the market. All the projects that Mike Hennigan outlined here on this call and on earlier today on the MPLX call and this combination you know we probably have the best backlog and the next best growth of third party, fee-based revenue in really in the whole MLPs space. So you know, time will tell if we get respect for these projects and respect for you know what we have put forth. I think we will, because it's very clean, it's very simple, and performers will dictate how we recover.

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Matthew Blair
Great. Thanks for taking my question. Maybe turning back to the sum of the parts discussion, Gary, you have a pretty expansive portfolio these days. Are there any opportunities to potentially divest any underperforming businesses or noncore businesses that eventually might help your multiple?
Gary R. Heminger
Chairman and Chief Executive Officer, Marathon Petroleum Corporation

Certainly, and we have discussed that in the past. We're looking at there are possibly, and we're high-grading some of the assets and systems right now in the midstream system. There may be some assets in certain basins that fit some other players better than they fit us, and the market is valuing some of these assets quite lofty right now.
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There are components within [] midstream that we're going through that process right now.

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